03012376

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 –_48196__

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

GARNET FUND L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED FEB 2 8 2003 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 NORTH FRANKLIN TURNPIKE
(No. And Street)

RAMSEY,	N.J.	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS A. SAUNDERS (201) 236-2500 X218
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

R.L. MESSA CPA ATTN: ROBERT L. MESSA
(Name - *if individual state last, first, middle name*)

20 CROSSWAYS PARK NO, SUITE 412	WOODBURY	N.Y.	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED MAR 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

TC 3/12

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, THOMAS A.SAUNDERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GARNET FUND L.P., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company Nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

NOELINE M. LAVIGNA
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES SEPT 27, 2003

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

GARNET FUND, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

GARNET FUND L.P.

- Contents -

R.L. MESSA
CERTIFIED PUBLIC ACCOUNTANTS
20 Crossways Park North,, Suite 412, Woodbury, NY 11797
TELEPHONE: (516) 364-4000 • FACSIMILE: (516) 364-4060

INDEPENDENT AUDITOR'S REPORT

To the Partners of
GARNET FUND L.P.

We have audited the accompanying balance sheet of GARNET FUND L.P. (a New York Partnership) as of December 31, 2002, and the related statements of income, partner's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GARNET FUND L.P., as of December 31, 2002 and results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming a reasonable basis for an opinion on the basic financial statements taken as a whole. The information contained on page 10, is presented for purposes of additional analysis and is not required as part of the basic financial statements but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

R.L. Messa, CPAs
Woodbury, NY 11797
February 22, 2003

GARNET FUND L.P.

Comparative Balance Sheet

For the Year Ended December 31,

ASSETS	2002	2001
Current Assets		
Cash	$ 66,114	$ 34,379
Due from Broker Dealers	2,111,481	2,977,119
Marketable Securities-(Note 2)	2,983,623	352,393
Miscellaneous Receivable	0	0
Non-Marketable Securities	15,000	15,000
Total Current Assets	$ 5,176,218	$ 3,378,891
Total Assets	$ 5,176,218	$ 3,378,891

LIABILITIES AND PARTNERS' CAPITAL	2002	2001
Current Liabilities		
Accrued Expenses (Note 9)	$ 235,264	$ 246,590
Securities Sold and Not Yet Purchased (Note 4)	2,989,004	362,739
Total Current Liabilities	3,224,268	609,329
Partners' Capital	1,951,950	2,769,562
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 5,176,218	$ 3,378,891

See accountant's report and accompanying notes

GARNET FUND L.P.

Comparative Statement of Income

For the Year Ended December 31,

NET TRADING REVENUE	2002	2001
Net realized and unrealized gain on firm investments	$ 486,711	$ 7,977
Interest and dividends	17,423	24,541
Other Income	3,000	- 0 -
Rebate income	37,358	90,420
Less Transactional Expenses:		
Clearing charges	77,886	41,024
Dividend expense	18,744	16,761
Floor brokerage	0	0
Interest expense (income)	7,132	(74,814)
Trader consulting fees (Note 9)	14,687	(18,800)
Total Net Trading Revenue (Loss)	$ 426,043	$ 158,767
EXPENSES		
Non-Transactional Expenses		
Management fee - General Partner (Note 7)	35,211	59,932
Legal and Audit	19,582	18,000
Regulatory and Other Fees	1,025	
Overhead Expenses (Note 5)	38,199	82,092
Total Non-Transactional Expenses	94,017	160,024
Total Expenses	94,017	160,024
NET INCOME (LOSS)	$ 332,026	$ (1,257)

See accountant's report and accompanying notes

GARNET FUND L.P.

Statement of Changes in Partners' Capital

For the Period Ended December 31, 2002

Partners' Capital January 1, 2002	$ 2,769,562
Contributions to Capital	10,000
Withdrawal of Capital	(1,159,638)
Net Income (Loss)	332,026
Partners' Capital December 31, 2002	$ 1,951,950

See accountant's report and accompanying notes

GARNET FUND L.P.

Statement of Cash Flow

For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income from Statement of Income	$	332,026
Other Changes in Balance Sheet accounts:		
Decrease due from Broker Dealers		865,638
Increase in Marketable Securities		(2,631,230)
Decrease in Accrued Expenses		(11,326)
Decrease in Securities Sold and Not Yet Purchased		2,626,265
Contribution of Partners' Capital		10,000
Distributions of Partners' Capital		(1,159,638)
Net Increase In Cash		31,735
Cash and Cash Equivalents At Beginning of Period		34,379
Cash and Cash Equivalents at End of Period	$	66,114

See accountant's report and accompanying notes

GARNET FUND L.P.

Reconciliation and Computation of Net Capital (Rule 15c3-1)

Pursuant to Rule 17a-5(d)(4)
December 31, 2002

There are no differences between the Company's computation of net capital under Rule 15c3-1 and that shown on the schedule below.

Net Capital per Unaudited Focus report	$	1,951,950
Adjustments to Net Capital:		
Non-Allowable Assets		(15,000)
Net Capital before haircuts on Securities Positions	$	1,936,950

		Unaudited Focus 12/31/02		Audited Focus 12/31/02
Haircut on Securities (computed, where applicable, Pursuant to SEC Rule 15c3-1):				
Other securities	$	783,806	$	783,806
Total Haircuts		783,806		783,806
Minimum Net Capital – Note 6	$	100,000	$	100,000
Excess Net Capital		1,053,144		1,053,144
Excess Net Capital @ 1,000%		1,129,617		1,129,617
Total Aggregate Indebtedness	$	235,264	$	235,264
Percentage of AI to Net Capital		20%		20%

Pursuant to SEC Rule 17a-5(d)(4) no differences exist between this audited computation of net capital and the Fund's corresponding computation as reported on the unaudited FOCUS Part II(A).

See accountant's report and accompanying notes

GARNET FUND L.P.

Notes to Financial Statements

December 31, 2002

Note 1 - GENERAL BUSINESS

The primary sources of revenue is income from firm investment accounts. GARNET FUND L.P. (the "Partnership") clears all of its brokerage activity through Bear, Stearns Securities Corp., a New York Stock Exchange member. Effective November 13, 1995, the Company is a registered broker/dealer with the National Association of Securities Dealers and a member of the Securities Investor Protection Corporation.

Note 2 - SIGNIFICANT ACCOUNTING POLICES

Cash and Cash Equivalents
For the statement of cash flows, the Partnership includes cash on deposit and money market funds with maturities less than three months to be cash.

Investments
The Partnership carries all marketable securities at market value. Cost basis of marketable securities at December 31, 2002 and 2001 are marked up to market value pursuant to NASD rules.

Certain Significant Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Note 3 - INCOME TAXES

The Partnership prepares its income tax returns on the accrual basis of accounting. As a result of differences in income tax law and financial statement presentation, various items of revenue and expenses may be recognized in different periods for book and tax accounting purposes. Since the entity does not pay income tax as an entity, rather the individual partners report their pro-rata share of taxable income on their respective income tax returns; these differences do not have any effect on these financial statements.

Note 4 - SECURITIES SOLD NOT YET PURCHASED

The partnership carries all short positions at market value and are accounted for using the same methods as Investments described in Note 2.

Note 5 - OVERHEAD EXPENSES

Overhead expenses have been charged to the Partnership in accordance with the Limited Partnership Agreement at the rate of 0.2083% of monthly Partnership Net Asset Value.

Note 6 - MINIMUM NET CAPITAL

As a registered broker-dealer, the Partnership is required to maintain minimum "net capital" defined as the greater of 1) a computation, whereby "required net capital" consists of 6-2/3% of "aggregate indebtedness" as these terms are defined in accordance with the provisions of Rule 15c3-1 of the Securities Exchange Commission or 2) a minimum net capital of $100,000.

At December 31, 2002 the partnership had "excess net capital" in the amount of $1,053,144.

Partners' Capital may be restricted as to the availability for the payment of returns of capital. Operations may be restricted in order to maintain the required "net capital".

Should the partnership fail to maintain such capital requirements, it could be subject to sanction or possible suspension.

Note 7 - RELATED PARTY TRANSACTIONS

The General Partner, Garnet Capital Management LLC, receives a monthly management fee equal to 0.125% of the Net Asset Value of each Limited Partner's Book Capital Account as defined and adjusted in the Limited Partnership Agreement as well as reimbursement of non-transactional expenses as described in NOTE 5.

Note 8 - SEC RULE 15C3-3 Exemption

The Company has claimed exemption from rule 15c3-3 based on the fact that all transactions are cleared through Bear, Stearns Securities Corp. on a fully disclosed basis. In the opinion of the management of GARNET FUND L.P. the conditions of the Company's exemption from Rule 15c3-3 were complied with throughout the period January 1, 2002 to December 31, 2002.

Note 9 – CONTINGENCIES

The Company is a defendant in a civil action in which a past consultant (plaintiff) alleges causes of action for breach of contract as well as other causes of action in which the plaintiff is seeking approximately $198,957.00 in unpaid commissions. The plaintiff is also seeking punitive damages; interest at 10% and costs of litigation. Management denies having any obligation to pay any monies whatsoever. Legal counsel has stated that the parties are in the final stages of negotiating the written settlement agreement and release and they expect all documentation to be executed by the end of March, 2003. The settlement calls for the Company to pay $50,000.00 to the plaintiff and another defendant company to engage in an ongoing business relationship with the plaintiff to settle all claims in this action. Notwithstanding, management has chosen to accrue the entire amount of the unpaid commissions as accrued expenses until such time as the settlement is actually executed. The expense was charged against income in fiscal year 2000. Except for the aforementioned claim, the Company has no other unasserted claims or assessments pending or filed against the Company.

R.L. MESSA

CERTIFIED PUBLIC ACCOUNTANTS
20 Crossways Park North,, Suite 412, Woodbury, NY 11797
TELEPHONE: (516) 364-4000 • FACSIMILE: (516) 364-4060

Report on System of Internal Accounting Control

To the Partners of
GARNET FUND L.P.

We have examined the financial statements of GARNET FUND L.P. for the year ended December 31, 2002 and have issued our report thereon. As part of our examination, we made a study and evaluation of the Partnership's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Partnership in making the periodic computations of aggregated indebtedness and net capital under Rule 17a- 3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3(b)(3). We did not review the practices and examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of GARNET FUND L.P., taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

February 22, 2003